Filed Pursuant to Rule 424(b)(3)
Registration No. 333-214130

RODIN GLOBAL PROPERTY TRUST, INC.

SUPPLEMENT NO. 8 DATED JANUARY 10, 2019

TO THE PROSPECTUS DATED APRIL 23, 2018

This Supplement No. 8 supplements, and should be read in conjunction with, our prospectus dated April 23, 2018, as supplemented by Supplement No. 6 dated October 29, 2018 and Supplement No. 7 dated November 15, 2018. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 8 is to disclose:

•	the status of our initial public offering;

•	a preferred equity investment; and

•	the origination of a mezzanine loan; and

Status of Our Initial Public Offering

We commenced our initial public offering of $1.25 billion in shares of common stock on March 23, 2017, of which up to $1.0 billion in Class A Shares, Class T Shares and Class I Shares are being offered pursuant to our primary offering and up to $250 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and DRP collectively as our offering. On May 18, 2017, we satisfied the minimum offering requirement as a result of the purchase of $2.0 million of Class I Shares by our sponsor and we commenced operations.

As of January 8, 2019, we had issued 3,503,535 shares of our common stock (consisting of 2,120,780 Class A Shares, 945,509 Class T Shares and 437,245 Class I Shares) in our offering for gross proceeds of approximately $90.4 million. As of January 8, 2019, $1.16 billion of shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on March 23, 2019, unless extended by our board of directors as permitted under applicable law and regulations.

Preferred Equity Investment

On January 2, 2019, we, through our operating partnership, made an investment, together with a subsidiary of our sponsor, Cantor Fitzgerald Investors, LLC, or CFI. The investment was made through a single purpose limited liability entity, in which, as of January 2, 2019, we owned 40.5% of the membership interests and CFI owned 59.5% of the membership interests, or the Pennsylvania SPE.

The Pennsylvania SPE entered into a joint venture agreement, or the Pennsylvania JV, with a subsidiary of USRA Net Lease III Capital Corp., or USRA. We and CFI, by and through the Pennsylvania SPE, collectively, the Preferred Member, invested $11,805,000 of capital in the Pennsylvania JV, or the Preferred Equity. The Pennsylvania JV is the sole member of an entity that purchased a cold storage and warehouse distribution facility located in Denver, Pennsylvania, or the PA Property, for a purchase price of $117,050,000. We funded our portion of the purchase price through the Pennsylvania JV with cash from this offering. The acquisition of the PA Property by a subsidiary of the Pennsylvania JV was also financed by a mortgage loan in the amount of $76,732,500, or the PA Mortgage Loan, provided by Goldman Sachs Mortgage Company, or the PA Mortgage Lender. The PA Property was acquired from a third party that is not affiliated with us or CFI, or the Pennsylvania Seller. USRA is also a third party that is not affiliated with us or CFI.

The PA Property is 100% leased to New Albertsons L.P., which is a subsidiary of Albertsons Companies Inc., or Albertsons, which serves as the guarantor of the lease, or the PA Property Lease. The PA Property Lease is a net lease whereby the tenant is responsible for operating expenses, real estate taxes, utilities, repairs, maintenance and capital expenditures, in addition to its obligation to pay base rent.

The following table provides certain information about the PA Property Lease:

Rent Commencement Date	Lease Expiration Date	Rentable Square Feet	Year One Rent	Tenant Renewal Options
January 2, 2019	January 31, 2039	1,757,005	$7,312,183.00, subject to annual rent escalations.	9 extension options for 5 years each

The following table provides certain information about the PA Mortgage Loan:

	Original Loan Amount	Annual Interest Rate	Maturity Date
PA Mortgage Loan	$76,732,500	5.04%	January 6, 2029

We intend, but are not obligated, to purchase 100% of the membership interests of the Pennsylvania SPE from CFI. Subject to the limitations in our charter, we anticipate the purchase price for any membership interests purchased by us from CFI would be equal to CFI’s purchase price in exchange for such membership interests. On January 4, 2019, we purchased an additional 4.9% of the Pennsylvania SPE’s membership interests from CFI.

Lancaster Grocery Property LLC, or the PA Mortgage Borrower, pays only interest on a monthly basis (non-amortizing). Commencing in the 13th month after loan origination, the PA Mortgage Loan may be prepaid (a) subject to customary yield maintenance provisions prior to October 6, 2028, and (b) without penalty on or after October 6, 2028; provided that in each case the PA Mortgage Loan may be prepaid in whole, but not in part. During a “Trigger Period” under the PA Mortgage Loan, all excess cash flow that would otherwise be available to, and distributable by, the PA Mortgage Borrower will be held by and for the benefit of the PA Mortgage Lender in a cash management account. During such Trigger Period, funds may not be available for payment of the Preferred Return (as described below). Each of the following will cause a Trigger Period to commence under the PA Mortgage Loan: (a) an event of default by the PA Mortgage Borrower, in its capacity as landlord, under the PA Property Lease; (b) a bankruptcy or similar event with respect to the tenant or guarantor under the PA Property Lease; (c) the tenant under the PA Property Lease vacates or ceases to occupy a substantial portion of the space demised to it, the tenant goes dark or otherwise discontinues its operations at the space, in each case for more than 90 consecutive or 150 total days in any 12 month period (with certain exceptions); (d) if net operating income, as of certain measurement dates, is less than 80% of the net operating income of the PA Property as of the PA Mortgage Loan closing date; or (f) if certain financial reports are not delivered by the PA Mortgage Borrower to the PA Mortgage Lender in accordance with the PA Mortgage Loan. The PA Mortgage Loan contains customary events of default.

If and to the extent there is cash available for distribution from the PA Property, the Preferred Member is entitled to an annual rate of return on its Preferred Equity, or the Preferred Return, that range from 7.75% in 2019 to 8.74% in 2028, or the Preferred Return Rate. On January 1, 2029, and on January 1st of each succeeding calendar year, the Preferred Return Rate will increase by 1% until such time as the Preferred Equity has been fully redeemed. The Preferred Return Rate is to be paid monthly from cash available for distribution prior to any distributions to any other member of the Pennsylvania JV. If there is insufficient cash available for distribution in any given month to pay the Preferred Return Rate, then (1) no amounts will be distributed to any other member of the Pennsylvania JV, and (2) the deficiency will accrue and be added to the outstanding amount of the Preferred Equity and will thereafter earn the Preferred Return Rate. Upon the occurrence of a sale or refinancing of the PA Property, or similar capital event, all net cash realized from such event will be paid to the Preferred Member until such time as any unpaid Preferred Return and unreturned Preferred Equity amount have been paid in full to the Preferred Member. Only after the payment of such amounts (and certain other expenses) may the Pennsylvania JV distribute to other members the net cash remaining from such a capital event.

A subsidiary of USRA, Lancaster Grocery Manager LLC, a Delaware limited liability company, or the Managing Member, is the other member, and manages the day to day affairs of the Pennsylvania JV, subject to customary major decision rights in favor of the Preferred Member. The Managing Member may cause the Pennsylvania JV to redeem in full the Preferred Member’s interest in the Pennsylvania JV at any time following the date that is 36 months after the effective date of the Pennsylvania JV (January 2, 2022) (the period preceding such date being the “Lock-Out Period”). Thereafter, redemption in full but not in part of the Preferred Member’s interest is permitted. With certain exceptions, redemptions of the Preferred Member’s interest that occur prior to October 6, 2028, or the Par Redemption Date, require the payment to the Preferred Member of a “Redemption Premium” which is an amount equal to the then present value of the Preferred Return that would have otherwise accrued through the Par Redemption Date, discounted using a discount rate equal to “Treasury Constant Yields” plus 1.0%.

At any time after the occurrence of certain specified events which may impact the payment of the Preferred Return or otherwise adversely affect the Preferred Member’s investment, the Preferred Member will have the power and authority, on behalf of the Pennsylvania JV, to enter into and consummate a refinancing, sale, re-leasing or similar capital event with respect to the PA Property. In lieu thereof, the Managing Member may elect to initiate a full redemption of the Preferred Member’s interest, irrespective of whether such election by Managing Member occurs either during or after the Lock-Out Period.

The Preferred Member is not required to contribute any additional capital to the Pennsylvania JV but may elect to do so as a means of seeking to avoid defaults under the PA Mortgage Loan and/or otherwise resolving certain issues that may arise with respect to the PA Property and potentially adversely affect the Preferred Member’s investment.

Under the Pennsylvania JV, the Preferred Member is also entitled to exercise certain rights and remedies upon the occurrence of certain “Events of Default” thereunder. Such events include acts of fraud, intentional misrepresentation, failure to distribute cash available for distribution, and other bad acts by the Managing Member. The events of default also include certain adverse events with respect to the Managing Member (such as a bankruptcy), the PA Property and/or PA Mortgage Borrower. Upon the occurrence of such events, the Preferred Member may (a) cause a full redemption of its interest (for events other than an event of default under the PA Mortgage Loan), (b) remove the Managing Member and assume management control over the Pennsylvania JV and/or (c) make certain additional capital contributions and/or protective advances to protect its interest.

Origination of Mezzanine Loan

On January 2, 2019, we, through our operating partnership, made an investment, together with CFI. The investment was made by us through a single purpose limited liability entity, in which, as of January 2, 2019, we owned 40.5% of the membership interests and CFI owned 59.5% of the membership interests, or the Illinois SPE.

We, through an indirect subsidiary, the Illinois SPE, originated a fixed rate, subordinate mezzanine loan in the amount of $12,595,000, or the IL Mezz B Loan, to Chicago Grocery Mezz B, LLC, or the IL Mezz B Borrower, which is owned and controlled by USRA, for the acquisition of a cold storage and warehouse distribution facility located in Melrose Park, Illinois, or the IL Property, for a contract purchase price of $124,950,000. We funded our portion of the loan through the Illinois SPE with cash from this offering. The acquisition of the IL Property was also financed by a mortgage loan in the amount of $41,467,000, or the IL Mortgage Loan, provided by Goldman Sachs Mortgage Company, or the IL Mortgage Lender, and a senior mezzanine loan in the amount of $40,467,500, or the IL Mezz A Loan, provided by Mortgage Lender, in its capacity as the mezzanine lender, or the IL Mezz A Lender. IL Mezz B Borrower owns 100% of the membership interests in Chicago Grocery Mezz A, LLC, or IL Mezz A Borrower, which owns 100% of the membership interest in Chicago Grocery Property, LLC, or IL Property Owner, which owns the fee simple interest in the IL Property. The IL Property was acquired from a third party that is not affiliated with us or CFI, or the Illinois Seller.

The IL Property is 100% leased to New Albertsons L.P., which is a subsidiary of Albertsons, which serves as the guarantor of the lease, or the IL Property Lease. The IL Property Lease is a net lease whereby the tenant is responsible for operating expenses, real estate taxes, utilities, repairs, maintenance and capital expenditures, in addition to its obligation to pay base rent.

The following table provides certain information about the IL Property Lease:

Rent Commencement Date	Lease Expiration Date	Rentable Square Feet	Year One Rent	Tenant Renewal Options
January 2, 2019	January 31, 2039	1,561,613	$7,808,065.00, subject to annual rent escalations	9 extension options for 5 years each

The following table provides certain information about the IL Mezz B Loan:

	Original Loan Amount	Annual Interest Rate Prior to Anticipated Repayment Date	Applicable Interest Rate after Anticipated Repayment Date	Anticipated Repayment Date	Maturity Date
IL Mezz B Loan	$12,595,000	Ranging from 7.75% in 2019 to 8.74% in 2028.	Greater of: (i) 10.75%, (ii) 11.74% and (iii) 5 year Swap Rate plus 8.82%.	January 6, 2029	January 6, 2034

The IL Mortgage Loan and the IL Mezz A Loan both have the same anticipated repayment date and maturity date as the IL Mezz B Loan.

We intend, but are not obligated, to purchase 100% of the membership interests of the Illinois SPE from CFI. Subject to the limitations in our charter, we anticipate the purchase price for any membership interests purchased by us from CFI would be equal to CFI’s purchase price in exchange for such membership interests. On January 4, 2019, we purchased an additional 4.9% of the Illinois SPE’s membership interests CFI.

Prior to the Anticipated Repayment Date, the IL Mortgage, IL Mezz A and IL Mezz B Borrowers pay only interest on a monthly basis (non-amortizing). Commencing in the 13th month after loan origination, the loans may be prepaid (a) subject to customary yield maintenance provisions prior to October 6, 2028, and (b) without penalty on or after October 6, 2028; provided that in each case the loan may be prepaid in whole, but not in part and no portion of a mezzanine loan may be prepaid without prepayment of the more senior loans. To the extent any of the loans have not been repaid by the Anticipated Repayment Date, excess cash flow from the Property will be applied to the repayment of the outstanding principal (in order of priority – first to the IL Mortgage Loan, then to the IL Mezz A Loan, and then to the IL Mezz B Loan). During a “Trigger Period” under the IL Mortgage Loan, all excess cash flow that would otherwise be available to, and distributable by, the IL Mortgage Borrower will be held by and for the benefit of the IL Mortgage Lender in a cash management account. During such Trigger Period, the IL Mortgage Lender has agreed to permit the payment of interest on the IL Mezz A Loan and IL Mezz B Loan, to the extent of available cash after payment of operating expenses and certain other amounts. Each of the following will cause a Trigger Period to commence under the IL Mortgage Loan: (a) an event of default by the Mortgage Borrower, in its capacity as landlord, under the IL Property Lease; (b) a bankruptcy or similar event with respect to the tenant or guarantor under the IL Property Lease; (c) the tenant under the IL Property Lease vacates or ceases to occupy a substantial portion of the space demised to it, the tenant goes dark or otherwise discontinues its operations at the space, in each case for more than 90 consecutive or 150 total days in any 12 month period (with certain exceptions); (d) an event of default under the IL Mortgage Loan; (e) if net operating income, as of certain measurement dates, is less than 80% of the net operating income of the IL Property as of the loan closing date; and (f) if certain financial reports are not delivered by the IL Mortgage Borrower to the IL Mortgage Lender in accordance with the IL Mortgage Loan. Each of the IL Mezz A Loan and IL Mezz B Loan contains similar and corresponding definitions of “Trigger Period”, pursuant to which the subject lender would trap all excess cash flow derived from the Property and which would otherwise be available for distribution (with agreements among the lenders to permit the current payment of interest on each loan to the extent of available cash). Each of the loans contains customary events of default. As is customary in such financings, if an event of default occurs under the subject loan, the lender may accelerate the repayment of the outstanding principal amount and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

In connection with the origination of the Il Mezz B Loan, the Illinois SPE, IL Mezz A Lender, and IL Mortgage Lender entered into an intercreditor agreement, dated as of January 2, 2019, or the Intercreditor Agreement. The Intercreditor Agreement specifies the time and method by which the various secured parties may enforce their security interests in their respective collateral. In addition, the Intercreditor Agreement contains customary restrictions on modifications to the senior and mezzanine loan documents and restrictions on the ability of the lenders to exercise overlapping consent rights. The Intercreditor Agreement also grants Illinois SPE the right to cure events of default under the IL Mezz A Loan and the IL Mortgage Loan and the right to purchase the IL Mezz A Loan and the IL Mortgage Loan during the continuance of an event of the default under the IL Mezz A Loan and the IL Mortgage Loan.